Exhibit 99.1

Source: MasterBeef Group

May 12, 2026 09:00 ET

MASTERBEEF GROUP

Announces Planned Launch of Premium Thai Tea Beverage and Dessert Franchise in Hong Kong and Macau

Hong Kong, May 12, 2026 (GLOBE NEWSWIRE) -- MasterBeef Group (NASDAQ: MB) (the “Company” or “MasterBeef”), a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue, today announced plans to introduce a premium Thai tea beverage and dessert brand from Thailand to the Hong Kong and Macau markets, marking the Company’s strategic expansion into the beverages and dessert segment.

The Company has reached a preliminary understanding regarding a proposed franchise arrangement to develop and operate premium Thai tea beverage and dessert outlets. While the definitive franchise agreement is subject to final documentation, MasterBeef has established a clear framework for a regional rollout, with an initial target of three outlets across Hong Kong and Macau within 24 months of finalising the agreement. As at the date of this press release, no definitive franchise agreement has been entered into in respect of this proposed franchise arrangement. Following the establishment of the brand in these core markets, the Company may in the future explore further growth opportunities, including, among others, a right of first refusal to acquire exclusive master franchise rights for the People’s Republic of China (PRC) market, aligned with broader regional demand.

The expansion into the beverage and dessert space is designed to complement MasterBeef’s core Taiwanese hotpot and barbecue operations. Thai milk tea and desserts are naturally suited to Hong Kong and Macau’s snack-driven, all-day dining behaviour, where consumers regularly seek premium drinks and light bites between meals and after dinner. By leveraging the region’s vibrant dining landscapes and strong demand for high-quality treats, the Company aims to create cross-promotional opportunities with its existing restaurants, deepen customer engagement, and diversify revenue streams into an attractive, higher-margin category.

This premium Thai tea and dessert brand originated from Thailand, and has established a strong presence across key shopping and lifestyle districts in Bangkok, operating multiple outlets that specialise in Thai tea–led beverages and desserts. Its stores are known for a contemporary café ambience, a focused menu built around signature Thai tea, creative iced tea variations and thoughtfully presented sweet items, all designed to be visually appealing and “occasion-worthy” for both everyday visits and social gatherings.

“We are pleased to take this important step in advancing our franchise expansion into the premium Thai tea beverage and desserts concept to Hong Kong and Macau,” said Ka Chun Lam, Chief Executive Officer of MasterBeef. “This initiative is consistent with our strategy of capturing attractive adjacent food and beverage categories through disciplined partnerships. We believe this offering can complement our existing portfolio, reach new customer occasions, and support our long-term growth in the region.”

About MasterBeef Group

Through its Hong Kong operating subsidiaries, MasterBeef Group is a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue. The Company, through its Hong Kong Operating Subsidiaries, operates 12 restaurant outlets under the Master Beef and Anping Grill brands. For more information, please visit the Company’s website: www.masterbeefgroup.com.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including statements regarding the Company’s planned franchise expansion into the premium Thai tea beverage and dessert segment, the anticipated rollout of outlets in Hong Kong and Macau, potential future expansion into the People’s Republic of China (PRC) market, and the expected strategic and fnancial benefts of this initiative, are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These statements are based on the current expectations and assumptions of MasterBeef Group (the “Group”) and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Group to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements can be identifed by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Registration Statement fled with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other flings with the SEC. Additional factors are discussed in the Company’s flings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to update or revise publicly any forward-looking statements to refect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For more information, please contact:

MasterBeef Group

Investor Relations Department

Email: ir@masterbeefgroup.com